UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission file number: 001-42154

ESHALLGO INC

No. 37, Haiyi Villa, Lane 97, Songlin Road

Pudong New District

Shanghai, China 200120

Phone: +86 400 100 7299

(Address and Telephone Number of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Termination of Securities Purchase Agreement

As previously disclosed in a current report on Form 6-K dated December 20, 2024, ESHALLGO INC (the “Company”) entered into a securities purchase agreement (the “Securities Purchase Agreement”) with a foreign investor (the “Purchaser”), pursuant to which the Company agreed to sell and the Purchaser agreed to buy an aggregate of up to 4,166,660 Class A ordinary shares, par value $0.0001 per share (the “Ordinary Shares”) of the Company, at a purchase price of US$4.80 per Ordinary Share in ten equal tranches, each of which shall consist of 416,666 Ordinary Shares for a total purchase price of $2,000,000 per Tranche (the “Subscription Proceeds”).

On March 4, 2025, the parties executed a termination agreement (the “Termination Agreement between EHGO and Purchaser”), pursuant to which the parties mutually agreed to terminate the Securities Purchase Agreement and any transactions contemplated thereunder. As of the Termination Agreement between EHGO and Purchaser and the date of this report, the Purchaser has not paid any Subscription Proceeds and the Company has not issued any Ordinary Shares.

Termination of Share Purchase Agreement

As previously disclosed in a current report on Form 6-K dated December 20, 2024, the Company entered into a share purchase agreement (“Share Purchase Agreement”) with (i) Junzhang Monarch Limited, an indirect subsidiary of the Company, (ii) D&K Asset Management (HK) Limited, a company established under the laws of Hong Kong (“D&K”), (iii) the shareholders of D&K (the “D&K Shareholders”), (iv) Shenzhen Qianhai Huiying Technology Power Co., Ltd., a company established under the laws of the People’s Republic of China and an indirect subsidiary of D&K, and (v) Hangzhou Qiaoxin Technology Co., Ltd., a company established under the laws of the People’s Republic of China and a subsidiary of Qianhai Huiying Technology Power Co., Ltd. and an indirect subsidiary of D&K. Pursuant to the Share Purchase Agreement, the Company agreed to issue to the D&K Shareholders 4,000,000 Ordinary Shares, valued at $1.98 per share, which was the closing price of the Company’s Ordinary Shares on October 4, 2024, in exchange for all the equity interest in D&K. The Company has also agreed to pay D&K or the D&K Shareholders $100,000 as deposit (the “Deposit”) within one business day from the date of the Agreement.

On March 4, 2025, the parties executed a termination agreement (the “Termination Agreement between EHGO and D&K”), pursuant to which the parties mutually agreed to terminate the Share Purchase Agreement. As of the Termination Agreement between EHGO and D&K and the date of this report, the Company has not issued any Ordinary Shares to the D&K Shareholders, nor has the equity interest in D&K been transferred to the Company or any of its subsidiaries. The Company has paid the non-refundable deposit.

The foregoing description of the termination agreements is only a brief description of the material terms of the documents and does not purport to be a complete description of the rights and obligations of the parties thereunder and such termination agreements are qualified in their entirety by reference to the full text of such documents, which are attached as Exhibit 99.1 and Exhibit 99.2, to this report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Termination Agreement between EHGO and Purchaser, dated March 4, 2025
99.2	Termination Agreement between EHGO and D&K, dated March 4, 2025

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ESHALLGO INC.

By:	/s/ Qiwei Miao
	Name:	Qiwei Miao
	Title:	Chief Executive Officer

Date: March 7, 2025

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